UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

[redacted]

10025612

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51971

RECD S.E.C.
FEB 19 2010
605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SYNERGY CAPITAL I, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY, SUITE 1110
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN — (212) 385-0537
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SYNERGY CAPITAL I, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Synergy Capital I, LLC:

We have audited the accompanying statement of financial condition of Synergy Capital I, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synergy Capital I, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
January 27, 2010

SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 13,914
Prepaid Expense	700
TOTAL ASSETS	$ 14,614

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 3,000
TOTAL LIABILITIES	3,000
Member's capital	11,614
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 14,614

The accompanying notes are an integral part of this financial statement.

SYNERGY CAPITAL I, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the company completed a stock purchase agreement ("Purchase Agreement") pursuant to which it converted to a Delaware limited liability company. At that time, CSG III, LLC ("CSG III") purchased all of the outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2009, the Company had net capital of $10,914 and $5,914 of excess net capital.

NOTE 4. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009, the Company shared office space with its sole member, CSG III. CSG III allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of CSG III. CSG III has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.